UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 31, 2025 titled “Arcos Dorados Achieves Full Investment Grade with S&P’S Initial Rating of ‘BBB-’”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: July 31, 2025

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ACHIEVES FULL INVESTMENT GRADE WITH S&P’S INITIAL RATING OF ‘BBB-’

Montevideo, Uruguay, July 31, 2025 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) announced that S&P Global Ratings (S&P) assigned an investment grade long-term issuer credit rating of ‘BBB-’ with a Stable Outlook for the Company. This marks the second investment grade rating received by Arcos Dorados, following Fitch Ratings’ upgrade to ‘BBB-’ in January 2025, thereby achieving full investment grade status.

In its report, the agency highlighted Arcos Dorados’ leading position in the quick service restaurant (QSR) industry in Latin America, its exclusive rights to the McDonald’s brand through its Master Franchise Agreement (MFA), and its consistent track record of maintaining a conservative financial profile. These strengths support stable credit metrics, with S&P-adjusted debt to EBITDA of approximately 2.0x and S&P-adjusted Funds from Operations to Debt near 35%.

S&P also emphasized the strategic benefits of the recently renewed MFA with McDonald’s, valid through the end of 2044, with an additional 20-year renewal option. This agreement grants Arcos Dorados exclusive access to one of the world’s most recognized brands across 20 countries in the region, providing a significant competitive advantage in terms of brand strength, supply chain integration, and access to global operational know-how.

S&P further noted Arcos Dorados’ sound liquidity position, broad geographic footprint, and capacity to withstand a potential Brazilian sovereign stress scenario. The Company’s prudent financial risk management, lack of near-term debt maturities, and access to committed credit facilities further strengthen its credit profile according to the rating agency.

S&P and Fitch both highlighted Arcos Dorados’ operating performance and prudent financial policy as key drivers of long-term credit quality. Fitch pointed to the Company’s continued strong operating performance, good liquidity and comfortable debt maturity profile to support its upgrade in January 2025.

Achieving full investment grade status reinforces Arcos Dorados’ commitment to maintaining a solid financial position and enhances its standing in global capital markets, reflecting strong confidence in the Company’s financial discipline and long-term strategic execution.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated or franchised by the Company or by its sub-franchisees, that together employ more than 100,000 people (as of 03/31/2025). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.